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                               June 11, 2020

       James McCullough
       Chief Executive Officer
       Renalytix AI plc
       Avon House 19 Stanwell Road
       Penarth, Cardiff CF64 2EZ
       United Kingdom

                                                        Re: Renalytix AI plc
                                                            Draft Registration
Statement on Form F-1
                                                            Filed May 15, 2020
                                                            CIK No. 0001811115

       Dear Mr. McCullough:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       DRS of Form F-1

       Prospectus Summary
       Overview, page 1

   1. Please remove the characterization of your company as "commercial-stage" given that you have yet to
commercialize any product candidates.
   2. Please revise to provide the sources for the statistic you cite in the following sentence concerning the amount
of Medicare spending: "CKD affects approximately 37 million
                                                        individuals in the
United States, significantly impacting their quality of life and resulting in Medicare spending of
over $120 billion per year."
 James McCullough
FirstNameAI plc
Renalytix LastNameJames McCullough
Comapany NameRenalytix AI plc
June 11, 2020
June 11, 2020 Page 2
Page 2
FirstName LastName
3. Please clarify here and throughout your prospectus, if your $12 billion initial launch market opportunity estimate is based on "patients 21 years of age or older with earlier stage DKD (Stages 1 through 3)." It appears your disclosure that DKD affecting approximately 12.6 million people, may be a more expansive number than the
         population planned for your initial commercial launch.
Implications of being an emerging growth company., page 9

4. Supplementally provide us with copies of all written communications, as defined in Rule
         405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
FractalDx spin-off, page 10

5. We note that you may spin off FractalDx in June, 2020. Please advise us if this spin-off will involve the distribution of shares, and if so, the consideration you gave to the registration requirements of the Securities Act of 1933, and the Exchange Act of 1934.
Our articles of association to be in effect upon completion of the global offering will provide that the U.S. federal district courts,, page 74

6. We note that your proposed forum selection provision in your articles of association identifies the federal courts of the United States as the exclusive forum for the resolution of any claim arising under the Securities Act of 1933. Please disclose that there is uncertainty as to whether a court would enforce such provision. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We note that you describe the effect of the federal forum selection provision from the company's perspective. Please revise your disclosure to also describe the effect of the amendment on shareholders. For example, the effects may include, but are not limited to, these provisions can discourage claims or limit investors' ability to bring a claim in a judicial forum that they find favorable.
Industry and Market Data, page 78

7. Please revise to clarify whether you commissioned any of the third-party data that you cite in the prospectus. To the extent that you commissioned any such data, also provide the consent of the third-party in accordance with Rule 436.
Use of Proceeds, page 79

8. Please revise at paragraph three to indicate the amount estimated to be allocated for each use you identify. Please clarify whether the proceeds allocated for the "development of the
         KidneyIntelIX platform" will be sufficient to obtain FDA clearance for the platform, or whether additional sources of funding will be necessary.
 James McCullough
Renalytix AI plc
June 11, 2020
Page 3
Management's Discssion and Analysis of Financial Condition and Results of Operations
Our License Agreements, page 86

9. Please state the date of the last to expire licensed patents under your Mount Sinai agreement.
In-licensed intellectual property., page 137

10. With respect to those patents that have been issued, please indicate the type of patent protection in each instance, be it composition of matter, use, or process.
       You may contact Jeanne Bennett at 202-551-3606 or Kate Tillan at 202-551-3604 if you
have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer at 202-551-3415 or Celeste M. Murphy at 202-551-3257 with any other questions.



                                                             Sincerely,
FirstName LastNameJames McCullough
                                                             Division of
Corporation Finance
Comapany NameRenalytix AI plc
                                                             Office of Life
Sciences
June 11, 2020 Page 3
cc:       Alison Haggerty, Esq.
FirstName LastName